

July 24, 2014

Via E-mail
Mr. W. Larry Cash
Director, President of Financial Services
and Chief Financial Officer
Community Health Systems, Inc.
4000 Meridian Blvd.
Franklin, TN 37067

Re: **Community Health Systems, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-15925

Dear Mr. Cash:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Opeations
Critical Accounting Policies
Third Party Reimbursement, page 72

1. In your earnings conference call for the first quarter of 2014 you discuss significant increases in the amount of services pending Medicaid approval at March 31, 2014 as compared to both December 31, 2013 and March 31, 2013. Please tell us the receivables balances related to those services at March 31, 2014, how long they have been in pending status, your accounting for the pending payments and the impact of delayed billing and collection on your liquidity. Separately demonstrate to us why this increase is not material enough to warrant disclosure in your March 31, 2014 Form 10-Q. To the extent you have provided any other material services for which you are awaiting approval from the appropriate third-party payor, please provide similar information to that requested above in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant